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                                                               EXHIBIT (a)(1)(G)



                                  June 1, 2001


Dear Fellow Shareholder:

         Intelligent Systems Corporation is offering to purchase up to 1,000,000 shares of its common stock that are properly tendered to ISC at a price of $5.25 per share, in cash. You will need to read the terms and conditions described in the Offer to Purchase that is enclosed with this letter. In the event more than 1,000,000 shares are tendered (and I would expect that may be the case), we will purchase shares on a pro rata basis with appropriate adjustments for odd lot holders and fractional shares.

         Given the recent liquidity event whereby we received over $20 million related to the sale of our affiliate company, PaySys International, Inc., we believe the tender offer announced today represents the right balance between reinvesting in operating companies and providing our shareholders an opportunity to sell some of their shares at a premium to the current market price. We believe the repurchase of our shares is one of the best investments available to ISC at this time and is consistent with our long-term goal of increasing shareholder value.

         The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender some or all your shares of our common stock, instructions on how to tender are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither ISC nor the Board of Directors of ISC makes any recommendation to you whether to tender any or all of your shares. Each shareholder must make his or her own decision whether to tender shares and, if so, how many shares.

         In connection with this tender offer, our Board of Directors has reduced the number of shares authorized under our previously announced repurchase plan to a maximum of 400,000 additional shares. Due to the black-out period during the extended negotiations related to the PaySys sale and various other rules and regulations that limit the timing and volume of our open market purchases, we have been able to repurchase fewer than ten thousand shares in 2001 and cannot make additional purchases until after the tender offer expires. In addition, our Board of Directors has postponed a decision with respect to implementing a reverse stock split until after the tender offer expires.

         Please note that the tender offer is scheduled to expire at 12:00 p.m. (midnight) Eastern Time on Friday, June 29, 2001, unless extended by ISC. Questions regarding the tender offer should be directed to either the Information Agent for the tender offer, American Stock Transfer and Trust Company, at 1-877-777-0800 (toll-free) or Bonnie Herron, Chief Financial Officer of ISC, at (770) 381-2900.

                                     Sincerely,


                                     /s/ J. LELAND STRANGE

                                     J. Leland Strange
                                     President and Chief Executive Officer


Enclosures